Exhibit (a)(5)(G)

[Logo of SUPERVALU]

PO Box 990 Minneapolis, MN 55440 (952) 828-4000

news release

FOR IMMEDIATE RELEASE

SUPERVALU COMPLETES TENDER OFFER FOR TOTAL LOGISTICS, INC.

ACQUISITION GIVES SUPERVALU SIGNIFICANT FOOTHOLD

IN THIRD PARTY LOGISTICS MARKET

MINNEAPOLIS, February 7, 2005 — SUPERVALU INC. (NYSE: SVU) announced today the successful completion of the cash tender offer for all outstanding shares of common stock of Total Logistics, Inc. (Nasdaq: TLCX), an industry-leading national provider of integrated third-party logistics services and manufacturer of premier refrigeration systems. The tender offer, which commenced on January 7, 2005, expired at 12:00 midnight EST on Friday, February 4, 2005.

A total of approximately 5,449,500 shares of Total Logistics common stock were validly tendered and not withdrawn prior to the expiration of the offer, representing approximately 98.5 percent of the outstanding shares of Total Logistics. SUPERVALU has accepted these shares and payment will be made promptly.

SUPERVALU expects to complete the acquisition of Total Logistics today through a short-form merger in which shares of common stock not purchased in the tender offer will be converted into the right to receive $28.50 per share in cash, without interest. A letter of transmittal to be used for surrendering certificates in exchange for the cash will be sent to holders who did not tender their shares in the offer. The aggregate transaction value is approximately $234 million, including assumed debt of approximately $69 million and transaction expenses. SUPERVALU expects the acquisition to be slightly accretive to fiscal year 2006.

The acquisition consolidates Total Logistics’ and SUPERVALU’s established third-party logistics businesses, creating an expanded platform and infrastructure from which the company will serve new and existing customers with proven end-to-end supply chain solutions.

Jeff Noddle, chairman and CEO of SUPERVALU, stated: “We are extremely pleased to complete this acquisition. Total Logistics is a perfect fit with SUPERVALU’s long-term strategic goals for our third-party logistics business. SUPERVALU’s strength, experience and resources, combined with Total Logistics’ solid customer base, comprehensive supply chain services offering and critical mass, enables us to offer an expanded suite of logistics solutions to current and prospective customers - not only in the food business but in other industries as well.”

SUPERVALU’s newly combined third-party logistics business offers customers a broad suite of services including warehouse management, transportation, procurement, contract manufacturing and logistics engineering and management services; it manages more than 30 facilities around the country. The customer base consists of local, regional, national, and international firms engaged in food and beverage manufacturing, consumer and industrial product manufacturing, wholesale distribution and retailing. The consolidated 3PL business unit will report to Mike Jackson, SUPERVALU executive vice president, and president and COO, distribution, who has guided the company’s 3PL efforts.

The acquisition also brings SUPERVALU the capabilities of Zero Zone, a successful niche manufacturer of refrigerated and frozen display cases serving the grocery, convenience, dollar and drug store chains. In addition, the company produces refrigeration systems and racks to power and control the refrigeration systems, electrical panels and stand-by power for both retail and industrial applications. Zero Zone is known as a pioneer for innovations like improved case lighting and energy efficiency. The Zero Zone operation will report to Dave Boehnen, SUPERVALU executive vice president.

For the nine months ended Sept. 30, 2004, Total Logistics, Inc. reported revenues of $253.3 million, up 25 percent. Total Logistics, Inc. is a Milwaukee-based holding company; its two wholly owned subsidiaries, Total Logistic Control (TLC) and Zero Zone, employ a total of approximately 3,000 people.

About SUPERVALU INC.

Celebrating its 135th year of fresh thinking, SUPERVALU INC., a Fortune 100 company, is one of the largest U.S. companies with operations in grocery retail and supply chain services. With annual revenues of approximately $20 billion, SUPERVALU holds leading market share positions across the U.S. with its more than 1,500 retail grocery locations, including licensed Save-A-Lot locations. With its Save-A-Lot format, the company holds the number one market position in the extreme value grocery retail sector. Through SUPERVALU’s network of 24 strategically located distribution centers, the company provides supply chain services and related logistics support services to nearly 4,500 grocery retailers across the nation. In addition, SUPERVALU’s third-party logistics business provides end-to-end supply chain management solutions that deliver value for food and beverage manufacturers, consumer and industrial product manufacturers, wholesale distribution companies and retailers. SUPERVALU currently has more than 58,000 employees. For more information about SUPERVALU visit www.supervalu.com.

CONTACTS:

Lynne High (Media)

952-828-4515

lynne.high@supervalu.com

Yolanda Scharton (Investors)

952-828 4540

Yolanda.Scharton@supervalu.com